

June 5, 2023

Nick Bhargava
Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: Groundfloor Yield LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment**
> **Filed May 19, 2023**
> **File No. 024-11411**

Dear Nick Bhargava:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment to Form 1-A filed May 19, 2023

General

1. We note the risk factor added on page 15 in response to comment 1. Please remove the reference to an insignificant deviation under Rule 260(a) as the risk factors section should not contain mitigating language. In addition, please clearly disclose the amount of securities sold during the time period that may be subject to rescission claims.

2. We continue to consider you auto-invest and rollover programs.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.